Exhibit (k)(6)

POMONA INVESTMENT FUND

SHAREHOLDER SERVICING PLAN

WHEREAS, Pomona Investment Fund (the “Fund”) engages in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund wishes to engage one or more third-party service providers (each a “Shareholder Servicing Agent”) to provide certain services to holders of shares of beneficial interest (“Shares”) of each class of Shares (“Class”) listed on Appendix A hereto; and

WHEREAS, the Board of Trustees of the Fund (the “Board”) has determined that there is a reasonable likelihood that the adoption of this Shareholder Servicing Plan (the “Plan”) will benefit the Fund and its shareholders.

NOW, THEREFORE, the Fund hereby adopts this Plan on behalf of each Class listed on Appendix A hereto, on the following terms and conditions:

1.          Each Class of the Fund listed on Appendix A will pay one or more Shareholder Servicing Agents for non-distribution personal shareholder services or account maintenance services (as described in paragraph 2 herein) provided by each Shareholder Servicing Agent, its affiliates, or independent third-party service providers to beneficial owners of Shares of each Class listed on Appendix A (“Clients”) a shareholder servicing fee at an amount up to the aggregate annual rate set forth on Appendix A with respect to each Class (the “Shareholder Servicing Fee”).  The Shareholder Servicing Fee shall be calculated and paid quarterly or at such intervals as the Board shall determine. Payments made under this Plan must be in consideration of services rendered on behalf of the Classes listed on Appendix A.

2.          Services to be provided by each Shareholder Servicing Agent pursuant to this Plan include, but are not limited to: (a) establishing and maintaining accounts and records relating to Clients who invest in Shares of each Class listed on Appendix A; (b) aggregating and processing orders involving the Shares of each Class listed on Appendix A; (c) processing dividend and other distribution payments from the Fund on behalf of Clients; (d) providing information to Clients as to their ownership of Fund shares or about other aspects of the operations of the Fund; (e) preparing tax reports or forms on behalf of Clients; (f) forwarding communications and reports from the Fund to Clients; (g) assisting Clients in changing the Fund’s records as to their addresses, dividend options, account registrations or other data; (h) providing sub-accounting with respect to shares beneficially owned by Clients, or the information to the Fund necessary for sub-accounting; (i) responding to shareholder inquiries relating to the services performed; (j) providing Clients with a service that invests the assets of their accounts in Shares pursuant to specific or pre-authorized instructions; and (k) general account administration activities.

3.          This Plan shall not take effect for any Class until it, together with any related agreements, has been approved by votes of a majority of both (a) the Board and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”).

4.          After approval as set forth in paragraph 3, this Plan shall take effect at the time specified by the Board.  The Plan shall continue in full force and effect as to each Class listed on Appendix A for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.          Each Shareholder Servicing Agent shall provide to the Trustees of the Fund, at least quarterly, a written report of the amounts expended and the purposes for which such expenditures were made.

6.          This Plan may be terminated as to any Class at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant Class on not more than 30 days’ written notice to any other party to the Plan, and any agreement related to the Plan shall provide that it may be terminated at any time without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant Class on not more than 60 days’ written notice to any other party to the agreement.

7.          This Plan may be amended at any time, provided that any material amendment, including any amendment to increase materially the amount of a Shareholder Servicing Fee provided for in Appendix A, is invalid and unenforceable unless such amendment is approved in the same manner provided for approval of this Plan in paragraph 3.

8.          In providing services under this Plan, each Shareholder Servicing Agent will comply with all applicable state and federal laws and the rules and regulations of authorized regulatory agencies.

9.          These terms and conditions shall be governed by the laws of the State of Delaware.

Dated: May 24, 2016

Appendix A

Class	Shareholder Servicing Fee

Class M1	0.30%